Exhibit 99.1

Ayr Wellness to Begin Adult-Use Sales in its Three New Jersey Dispensaries

MIAMI, June 13, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr'' or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that it will begin serving adult-use customers at its three New Jersey dispensary locations on Wednesday, June 15, 2022.

Ayr’s adult-use dispensaries are in prime locations in the towns of Woodbridge, Union, and Eatontown, all within Central New Jersey, a region of 3.4 million people. Ayr’s adult-use stores represent 3 of 5 adult-use stores in this highly populated region.

“With the simultaneous opening of our three adult-use dispensaries, Ayr immediately has one of the largest adult-use retail footprints in the state of New Jersey. This marks a monumental step for our company,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “Adult-use cannabis sales in the state topped $24 million in the first month alone with only 12 dispensaries, according to the New Jersey Cannabis Regulatory Commission. As we bring expanded access and introduce Ayr’s portfolio of high-quality branded offerings, including Kynd flower and Origyn Extracts, to the currently under-served and densely populated Central New Jersey market, we expect adult-use cannabis sales to climb further from these initial levels, with Ayr being a significant contributor. Thank you to our teammates across Ayr who worked so hard to bring this milestone to fruition.”

“I want to thank the towns of Woodbridge, Union and Eatontown for being such great partners throughout this process. We are committed to being a great neighbor, and we appreciate the level of trust that these municipalities have placed in us,” said Julie Winter, Ayr’s Vice President of Retail Operations in New Jersey.

Ayr currently operates its New Jersey dispensaries under the Garden State Dispensary banner.

Adult-use sales in New Jersey officially began five weeks ago. BDSA expects New Jersey to be the third largest contributor to overall US sales growth by 2026, projected to generate an annual revenue of $2.3 billion in total legal cannabis sales.

For more information about Ayr Wellness, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com

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